Mail Stop 4561

September 26, 2006

Jon D. Kline
903 Calle Amanecer, Suite 100
San Clemente, CA 92673

Re: **Sunstone Hotel Investors, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006
       File No. 001-32319

Dear Mr. Kline:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 11 - Series C Cumulative Convertible Redeemable Preferred Stock, page F-24

1.   Please tell us and disclose in future filings the conversion terms for this series of preferred stock. Explain to us how you considered the guidance in SFAS 133 including paragraph 61(l) and EITF 00-19 in determining the accounting for the conversion features in your Series C Cumulative Convertible Redeemable Preferred Stock.

Note 12 – Shareholders' Equity, page F-25

Common Stock, page F-26

2.   Refer to the third paragraph. We noted that the company granted 434,211 shares of restricted stock to the company's executive officers on October 26, 2004, which will vest over a five year period beginning on the grant date. Please clarify if the shares vest ratably over the five year period and how the vesting is being accounted in the company's financial statements and provide us your GAAP basis in supporting your accounting treatment.

Exhibits 31.1 and 31.2

3.   Reference is being made to your Form 10-K for the period ended December 31, 2005 and Form 10-Q for the periods ended March 31, 2006 and June 30, 2006. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that:" line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your corever letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Jon D. Kline
Sunstone Hotel Investors, Inc.
September 26, 2006
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

    You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                                            Sincerely,

                                            Linda VanDoorn
                                            Senior Assistant Chief Accountant